KENTUCKY INVESTORS, INC.

200 CAPITAL AVENUE

FRANKFORT, KENTUCKY  40601

September 24, 2008

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, NW

Mail Stop 6010

Washington, DC  20549

RE:    Kentucky Investors, Inc.

Form 10-K for Fiscal Year Ended December 31, 2007

Form 10-Q for Quarterly Period Ended March 31, 2008

Form 10-Q for Quarterly Period Ended June 30, 2008

Your File Number: 000-01999

Dear Mr. Rosenberg:

We are in receipt of the letter from the Securities and Exchange Commission ("The Commission") to Kentucky Investors, Inc. ("Kentucky Investors") dated September 3, 2008, referenced above.  With respect to the Staff's comment, enclosed herewith please find Kentucky Investors' response.  For reference purposes, the Staff's comments have been reprinted in the enclosure to this letter immediately prior to our response.

In connection with our response, we acknowledge that:

          --     Kentucky Investors is responsible for the adequacy and accuracy of the disclosures in our filings with The Commission;

          --     Comments from the Staff or changes to our disclosures in response to comments from the Staff do not foreclose The Commission from taking any action with respect to our filings with The Commission; and

          --     Kentucky Investors may not assert comments from the Staff as a defense in any proceeding initiated by The Commission or any person under the federal securities law of the United States.

If you or other members of the Staff have any questions regarding our response, please call me at (502) 209-1001.

                                                          Sincerely,

                                                          /s/ Raymond L. Carr

                                                          Raymond L. Carr

                                                          Vice President & Chief Financial Officer

In response to the Staff's comment and in order to eliminate the possibility of confusion, our disclosure in Item 9A(T)(a) of our Form 10-K for the period ended December 31, 2007 will be amended to state in its entirety as follows:

(a)  Management is responsible for establishing and maintaining adequate internal control over the Company's financial reporting.  As of the end of the period covered by this annual report, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's internal controls over financial reporting as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934.  The standard measures adopted by management in making its evaluation are the measures in the Internal-Control Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission.  This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting.  Management's report was not subject to the attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

The Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the Company's disclosure controls and procedures as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934.  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) required to be included in this Annual Report on Form 10-K.

(b) Changes to Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the three months ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

In response to the Staff's comment, the Exhibit 31.1 and 31.2 Certifications contained in the Form 10-K for the period ended December 31, 2007 and the Forms 10-Q for March 31, 2008 and June 30, 2008 have been revised accordingly in the amended filings filed simultaneously therewith.  Please see below the form of Certification that will be used for the Form 10-K, and which will be modified appropriately for the Form 10-Qs for the periods ended March 31, 2008 and June 30, 2008, respectively.

EXHIBIT 31.1

I, Harry Lee Waterfield II, certify that:

1.   I have reviewed this annual report on Form 10-K/A for the year ended December 31, 2007 of Kentucky Investors, Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)      designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)      designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)      evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)      disclosed in the report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a)   all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b)   any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

_______________, 2008	/s/ Harry Lee Waterfield II
Date	Harry Lee Waterfield II President

EXHIBIT 31.2

I, Raymond L. Carr, certify that:

1.   I have reviewed this annual report on Form 10-K/A for the year ended December 31, 2007 of Kentucky Investors, Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)      designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)      designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)      evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)      disclosed in the report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a)   all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b)   any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

_______________, 2008	/s/ Raymond L. Carr
Date	Raymond L. Carr Chief Financial Officer -- Vice President